

August 22, 2013

Via E-mail
Mr. Stephen G. Walker
Senior Vice President, Controller and Chief Accounting Officer
Protective Life Corporation
2801 Highway 280 South
Birmingham, Alabama 35223

**Re:     Protective Life Corporation**
**Form 10-K for Fiscal Year Ended December 31, 2012**
**Filed February 28, 2013**
**File No. 001-11339**

Dear Mr. Walker:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Risk Factors and Cautionary Factors that May Affect Future Results
The Company is highly regulated, is subject to numerous legal restrictions and regulations and is subject to audits, examinations and actions by regulators and law enforcement agencies, page 22

1.  Please tell us the following regarding your use of captive insurance companies:
    • The nature and the business purpose of transactions with captives. Explain whether and if so, how you reinsure with these captives including whether, and if so, to what extent, captives assume reinsurance from third parties to whom you ceded policies.
    • The amount of captives' obligations and the nature and amount of assets, guarantees, letters of credit or promises that secure the captives' obligations.

- The effects in your GAAP consolidated financial statements of transacting with captives directly and, if applicable, indirectly through third parties.
- The expected effects on your financial position and results of operations if you discontinue this strategy, more specifically than "could have a material adverse impact."

Notes to Consolidated Financial Statements

10. Debt and other Obligations, page 165

2. Please provide us proposed disclosure to be included in future periodic reports that describes the terms requiring you to make capital contributions and to provide support to your captive insurance companies, and that provides the amount of those obligations at December 31, 2012.

19. Statutory Reporting Practices and Other Regulatory Matters, page 189

3. Please provide proposed disclosure to be included in future periodic filings clarifying your statement in the third paragraph that "$290 million of consolidated shareowners' equity, excluding net unrealized gains on investments, represented net assets of the Company's insurance subsidiaries that cannot be transferred to Protective Life Corporation." In this regard, it not clear from this disclosure what the amount of restricted net assets, under rule 4-08(e) (3) (ii) of Regulation S-X, at December 31, 2012 was.  Your disclosure appears to suggest that only $290 million is restricted and this does not appear consistent with your having provided Schedule II in the filing, which is required when net restricted assets of subsidiaries exceed 25% of consolidated net assets pursuant to rule 7-05(c) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660, if you have any questions regarding the comments.  In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant